                                     UNITED STATES

                          SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  /X/Form 10-K / /Form 20-F / /Form 11-K / /Form 10-Q / /Form N-SAR

                 For Period Ended:   September 30, 2002

                                  --------------------------------------------

                 /   / Transition Report on Form 10-K

                 /   / Transition Report on Form 20-F

                 /   / Transition Report on Form 11-K

                 /   / Transition Report on Form 10-Q

                 /   / Transition Report on Form N-SAR

                 For the Transition Period Ended:

                                                 ------------------------------

- -------------------------------------------------------------------------------

  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS

               VERIFIED ANY INFORMATION CONTAINED HEREIN.

- -------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

- -------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

      Tanisys Technology, Inc.

- -------------------------------------------------------------------------------

Full Name of Registrant

- -------------------------------------------------------------------------------

Former Name if Applicable

      12201 Technology Blvd., Suite 125

- -------------------------------------------------------------------------------

Address of Principal Executive Office (Street and Number)

      Austin, Texas 78727

- -------------------------------------------------------------------------------

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,

 /X/        will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c)  The accountant's statement or other exhibit required by Rule

            12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,

N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

    Certain financial and other information necessary for an accurate and full completion of the Annual Report on Form 10-K could not be provided within the prescribed time period without unreasonable effort or expense.

                                               (ATTACH EXTRA SHEETS IF NEEDED)

                                                               SEC 1344 (6/94)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Terry W. Reynolds                       512              257-5014

    ---------------------------------- ----------------- ----------------------

                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the

    Securities Exchange Act of 1934 or Section 30 of the Investment Company

    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If

    answer is no, identify report(s).                           /X/ Yes  / / No

    ---------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or

    portion thereof?                                            /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

- -------------------------------------------------------------------------------

                       Tanisys Technology, Inc.

             ---------------------------------------------------

                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

    Date    12/27/02                             By  /s/ Terry W. Reynolds

        ---------------------------------------    ----------------------------

                                                     Vice President & CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

____________________________________ATTENTION__________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL

                      VIOLATIONS (SEE 18 U.S.C. 1001).

_______________________________________________________________________________

                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General

   Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange

   Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the

   General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the

   Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of

   Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T

   (Section 232.13(b) of this chapter).

    ADDENDUM IV(3)

    The Company anticipates that its results of operations for the year ended September 30, 2002 will reflect a net loss of $3,728,797*, as compared to net loss of $2,360,995 recorded for the year ended September 30, 2001. The increase in net loss resulted from a decline in net sales of $5,206,153 in fiscal 2001 to $2,618,903 in fiscal 2002 and an increase in interest expense from $168,801 in fiscal 2001 to $1,283,592 in fiscal 2002 that was directly related to the amortization of debt discount related to the note payable to the Company’s Series A Preferred stockholders.

*Management's best estimate pending completion of audit.